UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 17, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

MAJORITY VOTING POLICY

WITH RESPECT TO THE ELECTION OF DIRECTORS

(Adopted by the Board of Directors with immediate effect on April 15, 2013

1.	Resignation Following “Majority Withheld Vote”. In an uncontested election of directors of Intertape Polymer Group Inc. (the “Corporation”), any nominee for election as a director who receives a greater number of votes “withheld” from his or her election than votes “for” such election (a “Majority Withheld Vote”) shall, promptly following the date of the shareholders’ meeting at which the election occurred, tender his or her resignation to the Chairman of the Board of Directors for consideration by the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors. In this Policy, an “uncontested election” shall mean an election in which the number of nominees for election as director shall be equal to the number of directors to be elected.

2.	Recommendation by Nominating Committee. The Committee shall consider the resignation and, promptly following the date of the shareholders’ meeting at which the election occurred, shall recommend to the Board of Directors whether or not to accept it. The Committee shall be expected to accept the resignation except in situations where extenuating circumstances would warrant the applicable director continuing to serve on the Board of Directors. In considering whether or not to accept the resignation, the Committee will consider all factors deemed relevant by Committee including, without limitation, the stated reason or reasons why shareholders “withheld” votes from the election of the director, the length of service and the qualifications of the director (including, for example, the impact the director’s resignation would have on the Corporation’s compliance with the requirements of applicable corporate and securities laws and the rules of any stock exchange on which the Corporation’s securities are listed or posted for trading), such director’s contributions to the Corporation and whether the director’s resignation from the Board of Directors would be in the best interests of the Corporation.

3.	Consideration of Alternatives. The Committee will also consider a range of possible alternatives concerning the director’s tendered resignation as the Committee deems appropriate including, without limitation, acceptance of the resignation, rejection of the resignation, or rejection of the resignation coupled with a commitment to seek to address and cure the underlying reasons reasonably believed by the Committee to have substantially resulted in the “withheld” votes.

4.	Decision of the Board of Directors. The Board of Directors shall act on the Committee’s recommendation within 90 days of the date of the shareholders’ meeting at which the election occurred. In considering the Committee’s recommendation, the Board of Directors will consider the information, factors and alternatives considered by the Committee and such additional information, factors and alternatives that the Board of Directors may consider to be relevant.

5.	Press Release. Following the Board of Directors’ decision on the Committee’s recommendation, the Board of Directors shall promptly disclose, by way of a press release, the Board of Directors’ decision whether or not to accept the director’s resignation, together with an explanation of the process by which the decision was made and, if applicable, the Board’s reason or reasons for rejecting the tendered resignation.

6.	Non-Participation. No director who, in accordance with this Policy, is required to tender his or her resignation, shall participate in the Committee’s deliberations or recommendation, or in the Board’s deliberations or determination, with respect to accepting or rejecting his or her resignation as a director.

7.	Ad Hoc Committee. If a majority of the members of the Committee received a Majority Withheld Vote in the same election, or the number of Committee members who received a Majority Withheld Vote in the same election is greater than quorum of the Committee, the independent directors then serving on the Board of Directors who received a greater number of votes “for” their election than votes “withheld” from their election will appoint an ad hoc Board committee from amongst themselves (the “Ad Hoc Committee”), consisting of such number of directors as they may determine to be appropriate, solely for the purpose of considering and making a recommendation to the Board of Directors with respect to the tendered resignations. The Ad Hoc Committee shall serve in place of the Committee and perform the Committee’s duties for the purposes of this Policy. Notwithstanding the foregoing, if an Ad Hoc Committee would have been created but fewer than three directors would be eligible to serve on it (including in circumstances where the entire Board of Directors receives a Majority Withheld Vote, the entire Board of Directors (other than any director whose resignation is being considered) will make the determination to accept or reject the tendered resignation without any recommendation from the Committee and without the creation of an Ad Hoc Committee.

8.	Options Following Acceptance of Resignation. If a resignation is accepted, the Board of Directors may, in accordance with the provisions of the Canada Business Corporations Act, (i) leave the vacancy in the board unfilled until the next annual meeting of shareholders, (ii) reduce the size of the Board of Directors, (iii) fill the vacancy created by the resignation by appointing a new director whom the Board of Directors considers to merit the confidence of shareholders, or (iv) call a special meeting of shareholders to consider new board nominee(s) to fill the vacant position(s).

9.	Non-Compliance with Policy. In the event that any director who received a Majority Withheld Vote does not tender his or her resignation in accordance with this Policy, he or she will not be re-nominated by the Board of Directors.

10.	Procedures. The Committee may adopt such procedures as it sees fit to assist it in its determinations with respect to this Policy.

11.	Agreement of Current Directors. Each of the current directors has agreed to abide by the provisions of this Policy and any subsequent candidate nominated by management will, as a condition of such nomination, be required to abide by this Policy.

12.	Amendments to Policy. The Board of Directors may at any time in its sole discretion supplement or amend any provision of this Policy, repeal this Policy in whole or part or adopt a new Policy relating to director elections with such terms as the Board of Directors determines in its sole discretion to be appropriate. Subject to Section 10 of this Policy, the Board of Directors will have the exclusive power and authority to administer this Policy, including without limitation the right and power to interpret the provisions of this Policy and make all determinations deemed necessary or advisable for the administration of this Policy. All such actions, interpretations and determinations which are done or made by the Board of Directors in good faith will be final, conclusive and binding.

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